SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


O FUTURO É AGORA
ambev
BEATS
1 MILHÃO DE CLIENTES

PERSONAL PRESENTATION



NAME:
JEAN JEREISSATI

ROLE:
CEO AMBEV

TIME:
24 YEARS

- BRAZIL **18 YEARS**
- DOMINICAN REPUBLIC **2 YEARS**
- CHINA **4 YEARS**

15 YEARS OF STRONG GROWTH AND VALUE CREATION



2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
EBITDA R$

Company reported figures

AFTER 15 STRONG YEARS
OUR PERFORMANCE STALLED



2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
EBITDA R$

Company reported figures

IT WAS TIME TO **EVOLVE OUR GROWTH MODEL**

FROM

- OPERATIONAL EFFICIENCES
- M&A
- GEOGRAPHIC EXPANSION

TO

- **AMBEV AS AN ECOSYSTEM**
- **INNOVATION AS A MINDSET**
- **TRANSFORMATION THROUGH TECHNOLOGY**

COUPLED WITH A CULTURAL EVOLUTION

A NEW GROWTH JOURNEY, STEP BY STEP



VOLUMES (000 hl)

2014	2015	2016	2017	2018	2019	2020	2021
171.766	169.078	159.822	162.829	158.718	163.243	165.798	180.368



FCFF (R$ bn)

2014	2015	2016	2017	2018	2019	2020	2021
12,3	19,3	10,4	15,8	16,3	15,0	16,0	17,0



ROIC

2014	2015	2016	2017	2018	2019	2020	2021
33,8%	34,1%	35,5%	25,9%	26,8%	23,0%	15,2%	20,1%

Company figures as reported by Bloomberg.
ROIC = NOPAT / (Equity + Net debt + Deferred Tax Liabilities), adjusted by one-off items.
One-offs: (i) 2017 Federal Amnesty (BRL -2.8bn, (ii) 2019-2021 ICMS to PIS/COFINS (BRL +1.1bn, BRL +4.3bn and BRL +1.6bn), 2021 Theme 962 (BRL +1.0bn). All One-offs were adjusted on

WHAT WE WANT TO ACHIEVE


OPTIMIZE OUR BUSINESS
LEAD & GROW THE CATEGORY
DIGITIZE & MONETIZE OUR ECOSYSTEM

HOW TO WIN


AMBEV AS A PLATFORM
01
BRANDS FOR EACH AND EVERYONE
02
THIRST TO LEAD THE FUTURE
03
A TOAST TO OUR CUSTOMER'S SUCCESS
04
EXPERIENCES THAT COME TO YOU
05
TOGETHER FOR A BETTER WORLD

HOW TO WIN


AMBEV AS A
PLATFORM
01
BRANDS FOR EACH AND EVERYONE
02
THIRST TO LEAD THE FUTURE
03
A TOAST TO OUR CUSTOMER'S SUCCESS
04
EXPERIENCES THAT COME TO YOU
05
TOGETHER FOR A BETTER WORLD

HEAD

BEING RELEVANT

MOUTH

DELIGHTING CONSUMERS

HEART

BEING MEANINGFUL

IT'S ALL ABOUT
TOUCHING PEOPLE'S HEARTS



CONSUMER POPULATIO N
300MM
P4W CONSUMER S
188MM
FANS
101MM



Company estimates, Nielsen, Kantar
Consumer population: LDA for beer, >12 years old for NAB
P4W = past 4 weeks

HOW TO WIN


AMBEV AS A
PLATFORM
01
BRANDS FOR EACH AND EVERYONE
02
THIRST TO LEAD THE FUTURE
03
A TOAST TO OUR CUSTOMER'S SUCCESS
04
EXPERIENCES THAT COME TO YOU
05
TOGETHER FOR A BETTER WORLD

GROWTH OPPORTUNITY AREAS (GOAs)



GOA	SIZE OF OPPORTUNITY	CONSUMER JOBS TO BE DONE	NEW PRODUCTS INITIATIVES EXAMPLES
HEALTH & WELLNESS		SOCIALIZE WITHOUT SACRIFICING HEALTHY LIFESTYLE	
MEALS		MEALS EXPERIENCE AND FOOD PAIRING	
IN-HOME		EXPERIENCE FROM OUTSIDE HOME TO THE INSIDE. NEW WAYS OF SOCIALIZATION AND ENTERTAINMENT.	
PREMIUMNIZE		NEW SOPHISTICATION CODES. UNIQUE, TRANSFORMATIVE MOMENTS.	
ENHANCED EXPERIENCES		INDULGENCES, DISRUPTIVE, SENSORIAL	
PURPOSE & POSITIVE IMPACT		CONSUMERS JOINING ESG INITIATIVES	
AFFORDABILITY		SIMPLICITY AND BEST VALUE-FOR-MONEY ALTERNATIVES	

INNOVATION DISCIPLINE

DELIVERS A SUSTAINABLE AND LONG-TERM APPROACH TO INNOVATION

STRUCTURED PROCESS

TO FIND THE BEST SOLUTION

GOLDEN RULES

INCREMENTAL VOLUMES
INCREMENTAL GROSS PROFIT

FULLY DEDICATED
TEAM



DEEP CONSUMER UNDERSTANDING
DELIGHT CONSUMERS
INCREMENTALITY
INNO CONTRIBUTION

SHARE OF INNOVATION AHEAD OF AVERAGE MARKET SHARE

NET REVENUE CONTRIBUTION
>20%

LONG TERM APPROACH
ALREADY DELIVERING
RESULTS


STELLA ARTOIS
Budweiser ZERO
Michelob ULTRA
SPATEN

Company internal numbers, Nielsen

BRAZIL FIGURES

% NET REVENUE **22%**


6
12
20
2018
2019
2020
2021

2021

GROSS PROFIT	INNO MKT SHARE
ABOVE AVERAGE	**ABOVE** AVERAGE

HOW TO WIN


AMBEV AS A PLATFORM
01
BRANDS FOR EACH AND EVERYONE
02
THIRST TO LEAD THE FUTURE
03
A TOAST TO OUR CUSTOMER'S SUCCESS
04
EXPERIENCES THAT COME TO YOU
05
TOGETHER FOR A BETTER WORLD

MAXIMIZING THE SUCCESS OF **OUR CLIENTS**



NPS EVOLUTION
BRAZIL FIGURES
16
49
2018
2019
2020
2021
DIGITALIZAÇÃO
PEDIDO SUGERIDO
DIGITAL INSIGHTS
BEES LINK
COOLER
PORTFÓLIO
COMUNICAÇÃO
Club B
CLUB B
PROMO DIGITAIS
FOCO NO SELLOUT
BEES FORCE
ATIVAÇAO DE MARCA
TASKS
BEES DELIVER
NOVO MODAIS
FLEXIBLE
UDCs
ESTOQUE ONLINE
PIX
BEES BANK
CARTÃO DE CRÉDITO

Company survey

BEES
MARKETPLACE

DECEMBER 2021



CUSTOMERS

370K

GMV (R$)



1 Bi
ANNUALIZED



10:13
Início
Pesquisar
Destilados
Drinks Prontos e Linha Beats
Refrescos, Sucos E Outros
Vinhos E Espumantes
Camil
JIM BEAM
Camil
Trident
HALLS
Chiclets

OPPORTUNITY

R$ 650-750 Bi
TAM

1-2 MM
POTENTIAL CLIENTS

INCREMENTAL NOPAT

LIMITED INCREMENTAL INVESTMENT

NEGATIVE WORKING CAPITAL CYCLE

STRONG VALUE CREATION POTENTIAL

Brazil figures, company internal numbers and estimates

BEES BANK

DECEMBER 2021

220K
ACCOUNTS

R$ 1BN
TPV

SMBS
CREDIT VOLUME
2X Q1



BEES
BANK

OPPORTUNITY

30%
POS PENETRATION IN ACTIVE ACCOUNTS

LOWER CAC/CRC

10X GROWTH
ACTIVE POS

34% OF ACTIVE POS USE OUR APP EVERYDAY

BEES SYNERGY:
POC HISTORICAL RECORD, DISCOUNTS EFFICIENCY, CUSTOMIZED OPPORTUNITIES

Company internal numbers

HOW TO WIN



AMBEV AS A PLATFORM
01
BRANDS FOR EACH AND EVERYONE
02
THIRST TO LEAD THE FUTURE
03
A TOAST TO OUR CUSTOMER'S SUCCESS
04
EXPERIENCES THAT COME TO YOU
05
TOGETHER FOR A BETTER WORLD

FOR THE FIRST TIME WE ARE **CONNECTING DIRECTLY WITH OUR CONSUMERS**, BUILDING INTIMACY AND DELIVERING REAL EXPERIENCES



CPG UNIVERSE
(AMBEV'S DNA)
AGILITY, GROWTH, MINDSET
DIRECT TO CONSUMER SOLUTIONS
CONSUMER INTIMACY WITH IMPACT
LOVED BRANDS
INTIMACY, LOVE AND BRAND EQUITY
DTC
COMPANIES UNIVERSE
Budweiser
BECK'S
BRAHMA
SPATEN

ZE DELIVERY

DECEMBER 2021

MAU
(MONTLHY ACTIVE USERS)



4.9
DEC 19
JUN 20
DEC 20
JUN 21
DEC 21

#ORDERS



6% OF AMBEV VOL.
5.9
DEC 19
JUN 20
DEC 20
JUN 21
DEC 21



CARTEIRA DO ZÉ
R$100,00
SALDO PRÉ PAGO
SALDO CASHBACK
R$60,00
R$40,00
Transações
PIT STOP

OPPORTUNITY

UNIT ECONOMICS
EVOLUTION PER ORDER



2021
Q4 21
77%

Brazil figures, company internal numbers


SHOWS
BARS
HIPERMARKETS
RESTAURANTS
LOCAL SUPERMARKETS
NIGHTCLUBS
C STORES
HOTELS
ONLINE
DIGITAL
ECOMMERCE
CONVENIENCE
REWARDS
RELATIONSHIP
EXPERIENCES
ENTERTAINMENT
INSIGHTS
OMNICHANNEL



HOW TO WIN


AMBEV AS A
PLATFORM
01
BRANDS FOR EACH AND EVERYONE
02
THIRST TO LEAD THE FUTURE
03
A TOAST TO OUR CUSTOMER'S SUCCESS
04
EXPERIENCES THAT COME TO YOU
05
TOGETHER FOR A BETTER WORLD


TO A FUTURE
WITH MORE
CHEERS!